EXHIBIT 99.1

POET Announces Closing of CAD$10 Million Non-brokered Financing with a Single Institutional Investor

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, May 03, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced the closing of its previously announced offering (the “Offering”) which was taken up entirely by a single institutional investor of CAD$10 million. No brokers or finders were engaged in this transaction.

The Offering was conducted under the Canadian listed issuer financing exemption (LIFE) program. The Company sold 3,258,390 Units, consisting of 3,258,390 common shares of the Company and warrants to purchase up to 3,258,390 common shares of the Company at a combined price of CAD$3.069 per common share and accompanying warrant. Each warrant has an exercise price of CAD$4.26 per common share and is exercisable for five years from today’s closing date.

POET is currently experiencing strong demand for its proprietary optical engine technology that powers 800G and 1.6T high-speed optical modules for AI processing clusters and light sources for advanced chip-to-chip light-based data communications and high-speed computing. Use of proceeds of this financing is for general working capital purposes aimed at supporting this significant growth phase for the Company.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and can be produced in high volumes. In addition to providing high-speed (800G, 1.6T and above) optical modules and optical engines for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, sometimes referred to as the "Internet of Things” (IoT), self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements
This press release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the public offering (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s intended use of proceeds from the Offering management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, and the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the dilutive effects of the Offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, operational risks including the ability to attract key personnel, the Company’s ability to raise additional capital if necessary and the other risks described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as updated from time to time in the Company’s filings with the SEC. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release, and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-507